EXHIBIT 1

FIRST AMENDMENT, dated as of May 2, 2006, to the Rollover Agreement dated as of November 4, 2005 among Cap Rock Holding Corporation (“CHC”), LGB Cap Rock LLC, David W. Pruitt, Ulen A. North, Jr., Sam Prough and Celia Page (the “Rollover Agreement”).

WHEREAS as of the date hereof, Celia Page, Cap Rock Energy Corporation (“Cap Rock”) and CHC intend to execute a Severance Agreement and Waiver and Release (the “Page Severance Agreement”), whereby, inter alia, (i) Ms. Page will voluntarily terminate her employment with Cap Rock in exchange for a cash severance payment of $283,471.00, (ii) certain provisions of Ms. Page’s employment agreement with Cap Rock will terminate, (iii) Ms. Page will acknowledge that CHC will not be obligated to, and will not, grant Ms. Page any restricted shares pursuant to her restricted stock agreement with CHC, and (iv) Ms. Page will waive any and all claims she might have against Cap Rock or CHC; and

WHEREAS as of the date hereof, Mr. North, Cap Rock and CHC intend to execute a Severance Agreement and Waiver and Release (the “North Severance Agreement”), whereby, inter alia, (i) Mr. North will voluntarily terminate his employment with Cap Rock in exchange for a cash severance payment of $205,000.00, (ii) Mr. North’s employment agreement with Cap Rock will terminate, (iii) Mr. North and CHC will agree to the amendment of certain terms of the Restricted Stock Agreement dated as of November 4, 2005 between Mr. North and CHC, including the number of restricted shares to be granted to Mr. North thereunder, and (iv) Mr. North will waive any and all claims he might have against Cap Rock or CHC.

NOW, THEREFORE, the parties hereto agree as follows:

Ms. Page and Mr. North shall cease to be parties to the Rollover Agreement.  Each party to the Rollover Agreement other than Ms. Page and Mr. North waives any rights, remedies or other benefits that may be asserted against Ms. Page or Mr. North in connection with the Rollover Agreement.  Each of Ms. Page and Mr. North waives any rights, remedies or other benefits that may be asserted against any other party to the Rollover Agreement in connection with the Rollover Agreement.

This First Amendment to the Rollover Agreement shall become effective with respect to Ms. Page on the Effective Date of the Page Severance Agreement (as defined therein).  This First Amendment to the Rollover Agreement shall become effective with respect to Mr. North on the Effective Date of the North Severance Agreement (as defined therein).

FOR THE AVOIDANCE OF DOUBT, THIS FIRST AMENDMENT TO THE ROLLOVER AGREEMENT SHALL BE GOVERNED BY SECTION 6.05 OF THE ROLLOVER AGREEMENT, ENTITLED “APPLICABLE LAW”, AND SECTION 6.10 OF THE ROLLOVER AGREEMENT, ENTITLED “EXCLUSIVE JURISDICTION; WAIVER OF JURY TRIAL”.

This First Amendment to the Rollover Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.  Facsimile signatures shall be deemed to constitute originals.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to the Rollover Agreement to be duly executed as of the date first written above.

CAP ROCK HOLDING CORPORATION,

by
/s/ J. Russell Triedman
Name:	J. Russell Triedman
Title:	Vice President and Secretary

LGB CAP ROCK LLC,

by
/s/ J. Russell Triedman
Name:	J. Russell Triedman
Title:	Manager

DAVID W. PRUITT,

by
/s/ David W. Pruitt

ULEN A. NORTH, JR.,

by
/s/ Ulen A. North, Jr.

SAM PROUGH,

by
/s/ Sam Prough

CELIA PAGE,

by
/s/ Celia Page